

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Robert Ellin
Chief Executive Officer
LiveOne, Inc.
269 S. Beverly Dr., Suite 1450
Beverly Hills, CA 90212

> **Re: LiveOne, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 13, 2025**
> **File No. 333-284916**

Dear Robert Ellin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-679-6943 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sasha Ablovatskiy